AMENDMENT TO
WARRANT TO PURCHASE SHARES OF COMMON STOCK
OF APAC CUSTOMER SERVICES, INC.

THIS AMENDMENT TO WARRANT TO PURCHASE SHARES OF COMMON STOCK OF APAC CUSTOMER SERVICES, INC (this “Amendment”), is made and entered into as of this 29th day of February, 2008, by and between APAC CUSTOMER SERVICES, INC., an Illinois corporation (the “Company”), and ATALAYA FUNDING LLC (the “Holder”).

W I T N E S S E T H:

The Company has issued to the Holder a warrant, dated as of January 24, 2008, that entitles the Holder to purchase shares of the Company’s common stock (the “Common Stock”) for cash on or before January 24, 2013, on the terms and conditions set forth therein (the “Warrant”). The Company and the Holder find it desirable to amend certain provisions of the Warrant for purposes of clarifying the rights and obligations of the Company and the Holder under the Warrant. Capitalized terms used herein, but not otherwise defined, shall have their respective meanings given to them in the Warrant.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto do hereby agree as follows:

1. Exercise Price. The Exercise Price (subject to adjustment as set forth in the Warrant) for the Warrant Stock shall be reduced from US$1.05 to US$0.90.

2. Exercise Price Adjustment.

(a) Subject to subparagraph (d) below, if at any time or from time to time prior to the Expiration Date (i) the Company shall issue shares of Common Stock in any public or private transaction or series of transactions, directly or indirectly (excluding, however, any direct or indirect issuance made in connection with any incentive stock option plan or other equity incentive or compensation program maintained by the Company from time to time) after the date hereof and without consideration or for a consideration per share less than the Exercise Price in effect immediately prior to the issuance of such Common Stock, or (ii) Theodore G. Schwartz, chairman of the Company, shall, directly or indirectly after the date hereof dispose of shares of Common Stock granted to him by the Company through any stock option or similar stock compensation plan without consideration or for a consideration per share less than the Exercise Price in effect immediately prior to the disposition of such Common Stock, then the Exercise Price in effect immediately after each such issuance or disposition shall be decreased to be an amount equal to (1) the sum of (x) the product derived by multiplying the Exercise Price in effect immediately prior to such issuance or disposition by the number of shares of Common Stock outstanding, on a fully diluted basis, immediately prior to such issuance or disposition, plus (y) the consideration, if any, received by the Company upon such issuance or for the shares so disposed divided by (2) the number of shares of Common Stock outstanding, on a fully diluted basis, after such issuance or disposition; provided, however, that the Exercise Price shall never be less than the par value per share of Common Stock.

(b) For the purposes of any adjustment of the Exercise Price pursuant to this Section 2, the following provisions shall be applicable:

(i)	In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor after deducting therefrom any discounts, commissions or other similar expenses allowed, paid or incurred by the Company for any underwriting in connection with the issuance and sale thereof.

(ii)	In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined by the Holder, irrespective of any accounting treatment.

(c) Whenever the Exercise Price shall be adjusted as provided in this Section 2, subject to receipt of any information or instructions necessary from the Holder, the Company shall forthwith file in the custody of its Secretary or an Assistant Secretary at its principal office, if any, an officer’s certificate showing the adjusted Exercise Price determined as herein provided and setting forth in reasonable detail the facts requiring such adjustment and the calculation thereof. Each such officer’s certificate shall be made available at all reasonable times for inspection by the Holder and the Company shall, forthwith after each such adjustment, mail a copy of such certificate to the Holder.

(d) Notwithstanding any provision of this Amendment to the contrary, upon indefeasible payment in cash in full of all obligations owing to one or more affiliates of the Holder pursuant to that certain Second Lien Loan and Security Agreement dated as of January 31, 2007, as amended, the provisions of this Section 2 shall terminate and be of no further force and effect; provided, however, the Holder shall retain the benefit of any adjustments made to the Exercise Price pursuant to this Amendment prior to such indefeasible payment in full.

3. Ratification. Except as specifically herein amended, all terms, provisions, conditions and exhibits contained in the Warrant are hereby confirmed, ratified and restated and shall remain unmodified and in full force and effect. In the event that any provision of this First Amendment shall conflict with the terms, provisions, conditions, and exhibits of the Warrant, the terms, provisions, conditions and exhibits of this First Amendment shall govern and control. Except as amended expressly or by necessary implication by this Amendment, the Warrant shall remain in full force and effect.

4. Applicable Law. This First Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

5. Counterparts. This First Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Company and Holder have caused this Amendment to Warrant to be executed and delivered by their respective authorized officers.

APAC CUSTOMER SERVICES, INC.
By:	/s/ George H. Hepburn

Title: _/s/ SVP and Chief Financial Officer

ATALAYA FUNDING LLC

By: /s/ Ivan Q. Zinn
Title: